Butterfield Reports Fourth Quarter and Full Year 2022 Results

Financial highlights for the fourth quarter of 2022:
•Net income of $63.1 million, or $1.26 per share, and core net income1 of $63.2 million, or $1.27 per share
•Return on average common equity of 31.6% and core return on average tangible common equity1 of 34.9%
•Net interest margin of 2.79%, cost of deposits of 0.78%
•Board declares dividend for the quarter ended December 31, 2022 of $0.44 per share

Financial highlights for the full year 2022:
•Net income of $214.0 million, or $4.29 per share, and core net income1 of $215.7 million, or $4.33 per share
•Return on average common equity of 25.7%, and core return on average tangible common equity1 of 28.6%
•Net interest margin of 2.41%, cost of deposits of 0.34%
•Active capital management with aggregate quarterly dividends of $1.76 per share

Hamilton, Bermuda - February 13, 2023: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter and year ended December 31, 2022.
Net income for the year ended December 31, 2022 was $214.0 million, or $4.29 per diluted common share, compared to $162.7 million, or $3.26 per diluted common share, for the year ended December 31, 2021. Core net income1 for the year ended December 31, 2022 was $215.7 million, or $4.33 per diluted common share, compared to $163.6 million, or $3.28 per diluted common share, for the year ended December 31, 2021.
The return on average common equity for the year ended December 31, 2022 was 25.7% compared to 16.8% for the year ended December 31, 2021. The core return on average tangible common equity1 for the year ended December 31, 2022 was 28.6%, compared to 18.7% for the year ended December 31, 2021. The efficiency ratio for the year ended December 31, 2022 was 59.2% compared with 65.9% for the year ended December 31, 2021. The core efficiency ratio1 for the year ended December 31, 2022 was 58.9% compared with 65.5% for the year ended December 31, 2021.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "Butterfield's results for the full year and fourth quarter of 2022 continued to demonstrate the Bank's strong return profile, which benefited from rising market interest rates, non-interest income growth, and disciplined expense management that helped drive the efficiency ratio below 60%. As we enter 2023, we believe that Butterfield's healthy returns on common equity will continue to support investor returns and overall growth objectives. Our long-standing strategy remains focused on limiting credit exposure in our conservative investment portfolio, growth through targeted acquisitions and thoughtful
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

capital management. I was pleased to see tangible book value per common share recover 15.7% during the fourth quarter.
"We have made good progress preparing to onboard clients and new colleagues from our previously announced acquisition of the Credit Suisse trust business in Singapore, Guernsey and The Bahamas. We remain on track to progressively close the transaction during 2023. In terms of capital management, in addition to our quarterly cash dividend, we prioritize capital to support organic growth and the potential for acquisitions, and plan to recommence our share repurchase activity in the first half of 2023 (subject to market conditions). I am pleased that the Board has authorized a new share repurchase program of up to 3.0 million shares. I remain optimistic about Butterfield's continuing success following the proven resilience of our business model across recent interest rate and economic cycles. I am also encouraged by the removal of pandemic-related travel restrictions to our island jurisdictions, which should help to bolster tourism and international business and stimulate local economies. I look forward to working alongside our great teams of people in 2023 and beyond to help clients achieve their financial goals while also enhancing shareholder value."
Net income for the fourth quarter of 2022 was $63.1 million, or $1.26 per diluted common share, compared to net income of $57.4 million, or $1.15 per diluted common share, for the previous quarter and $41.7 million, or $0.84 per diluted common share, for the fourth quarter of 2021. Core net income1 for the fourth quarter of 2022 was $63.2 million, or $1.27 per diluted common share, compared to $57.6 million, or $1.16 per diluted common share, for the previous quarter and $41.7 million, or $0.84 per diluted common share, for the fourth quarter of 2021.
The return on average common equity for the fourth quarter of 2022 was 31.6% compared to 28.5% for the previous quarter and 17.1% for the fourth quarter of 2021. The core return on average tangible common equity1 for the fourth quarter of 2022 was 34.9%, compared to 31.6% for the previous quarter and 18.8% for the fourth quarter of 2021. The efficiency ratio for the fourth quarter of 2022 was 55.7%, compared to 57.1% for the previous quarter and 64.7% for the fourth quarter of 2021. The core efficiency ratio1 for the fourth quarter of 2022 was 55.6% compared with 57.0% in the previous quarter and 64.7% for the fourth quarter of 2021.
Net income increased in the fourth quarter of 2022 versus the prior quarter primarily due to higher market interest rates and increased non-interest income offset by higher non-interest expenses and a moderately higher provision for future expected credit losses due to weaker macroeconomic forecasts and charge-offs on a commercial facility.
Net interest income (“NII”) for the fourth quarter of 2022 was $94.6 million, an increase of $3.4 million, compared with NII of $91.2 million in the previous quarter and up $20.1 million from $74.5 million in the fourth quarter of 2021. NII continued to increase during the fourth quarter of 2022 compared to the prior quarter, primarily due to higher margins on loans and treasury assets, which were partially offset by higher deposit costs, particularly in the more competitive Channel Islands markets. Compared to the fourth quarter of 2021, NII similarly increased due to higher yields on assets, which was partially offset by higher deposit costs.
Net interest margin (“NIM”) for the fourth quarter of 2022 was 2.79%, an increase of 20 basis points from 2.59% in the previous quarter and up 79 basis points from 2.00% in the fourth quarter of 2021. NIM in the fourth quarter of 2022 was higher than the prior quarter and fourth quarter of 2021 primarily due to increased market interest rates.
Non-interest income for the fourth quarter of 2022 of $54.9 million was $5.0 million higher than the $49.9 million earned in the previous quarter and $2.3 million higher than $52.7 million in the fourth quarter of 2021. Non-interest income during the fourth quarter of 2022 increased compared to the prior quarter due to increased banking fees driven by higher card services fees from seasonal credit and debit card transaction activity and higher trust income driven by both new business and higher activity-based fees. Non-interest income in the fourth quarter of 2022 was higher than the fourth quarter of 2021 due to higher banking and foreign exchange revenues, partially offset by lower asset management, trust and custody fees.
Non-interest expenses were $84.7 million in the fourth quarter of 2022, compared to $82.0 million in the previous quarter and $83.8 million in the fourth quarter of 2021. Core non-interest expenses1 of $84.5 million in the fourth quarter of 2022 were higher than the $81.8 million incurred in the previous quarter and the $83.7 million incurred in the fourth quarter of 2021 primarily due to higher staff-related expenses from performance-based incentive accruals and non-recurring severance costs.
Deposit balances increased $0.5 billion compared to the prior quarter to $13.0 billion due to increased volumes and the impact of changes in foreign exchange rates. Period end deposit balances were lower compared to December 31, 2021 at $13.9 billion due to the anticipated normalization of pandemic-related elevated deposit levels, as well as the impact of foreign exchange translation of non-US dollar deposits following the strengthening of the US dollar. Customer withdrawals represent 57% of the decrease in deposits while the strengthening of US dollar's impact on non-US dollar balances represents 43% of the change year-over-year.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on March 14, 2023 to shareholders of record on February 27, 2023. The Board approved a new share repurchase program on February 13, 2023 to replace its expiring program authorizing the purchase of up to 3.0 million common shares through to February 29, 2024. The new share repurchase authorization will take effect on March 1, 2023.
The current total regulatory capital ratio as at December 31, 2022 was 24.1% as calculated under Basel III, compared to 21.2% as at December 31, 2021. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Non-interest income	54.9	49.9	52.7	206.6	198.1
Net interest income before provision for credit losses	94.6	91.2	74.5	343.6	299.8
Total net revenue before provision for credit losses and other gains (losses)	149.5	141.1	127.2	550.2	497.9
Provision for credit (losses) recoveries	(1.6)	(0.8)	0.6	(2.4)	3.1
Total other gains (losses)	0.6	0.1	(1.6)	1.5	(1.4)
Total net revenue	148.5	140.4	126.2	549.3	499.7
Non-interest expenses	(84.7)	(82.0)	(83.8)	(331.6)	(333.9)
Total net income before taxes	63.8	58.4	42.4	217.7	165.8
Income tax benefit (expense)	(0.7)	(0.9)	(0.8)	(3.7)	(3.1)
Net income	63.1	57.4	41.7	214.0	162.7

Net earnings per share
Basic	1.27	1.16	0.84	4.32	3.28
Diluted	1.26	1.15	0.84	4.29	3.26

Per diluted share impact of other non-core items [1]	0.01	0.01	—	0.04	0.02
Core earnings per share on a fully diluted basis [1]	1.27	1.16	0.84	4.33	3.28

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,963	49,847	49,800	49,860	49,875

Key financial ratios
Return on common equity	31.6%	28.5%	17.1%	25.7%	16.8%
Core return on average tangible common equity [1]	34.9%	31.6%	18.8%	28.6%	18.7%
Return on average assets	1.8%	1.6%	1.1%	1.5%	1.1%
Net interest margin	2.79%	2.59%	2.00%	2.41%	2.02%
Core efficiency ratio [1]	55.6%	57.0%	64.7%	58.9%	65.5%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2022	December 31, 2021
Cash and cash equivalents	2,101	2,180
Securities purchased under agreements to resell	60	96
Short-term investments	884	1,199
Investments in securities	5,727	6,237
Loans, net of allowance for credit losses	5,096	5,241
Premises, equipment and computer software, net	146	139
Goodwill and intangibles, net	74	86
Accrued interest and other assets	217	158
Total assets	14,306	15,335

Total deposits	12,991	13,870
Accrued interest and other liabilities	278	316
Long-term debt	172	172
Total liabilities	13,441	14,358
Common shareholders’ equity	865	977
Total shareholders' equity	865	977
Total liabilities and shareholders' equity	14,306	15,335

Key Balance Sheet Ratios:	December 31, 2022	December 31, 2021
Common equity tier 1 capital ratio[1]	20.3%	17.6%
Tier 1 capital ratio[1]	20.3%	17.6%
Total capital ratio[1]	24.1%	21.2%
Leverage ratio[1]	6.7%	5.6%
Risk-Weighted Assets (in $ millions)	4,843	5,101
Risk-Weighted Assets / total assets	33.9%	33.3%
Tangible common equity ratio	5.6%	5.8%
Book value per common share (in $)	17.42	19.83
Tangible book value per share (in $)	15.92	18.08
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.5%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED DECEMBER 31, 2022 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2022

Net Income
Net income for the quarter ended December 31, 2022 was $63.1 million, up $5.7 million from $57.4 million in the prior quarter.
The $5.7 million increase in net income in the quarter ended December 31, 2022 compared to the previous quarter was due principally to the following:
•$3.4 million increase in net interest income before provision for credit losses, driven by the continued impact of higher market interest rates across the yield curve, which was partially offset by higher deposit costs predominantly in the Channel Islands;
•$5.0 million increase in non-interest income due to higher banking fees driven by seasonally higher consumer spending supporting interchange revenue and higher trust income driven by both new business and higher activity-based fees; and partially offset by
•$2.8 million increase in staff-related expenses primarily due to higher staff incentive accruals and non-recurring severance costs.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $0.1 million in the fourth quarter of 2022. Non-core items for the quarter mainly relate to the costs associated with the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

YEAR ENDED DECEMBER 31, 2022 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2021

Net Income
Net Income for the year ended December 31, 2022 was $214.0 million, up $51.4 million from $162.7 million in the prior year.
The $51.4 million increase in net income in the year ended December 31, 2022 was due principally to the following:

•$43.8 million increase in net interest income before provision for credit losses, driven by the impact of higher market interest rates across the yield curve, which was partially offset by higher deposit costs, predominantly in the Channel Islands;
•$8.5 million increase in non-interest income due to volume-driven increases in both banking and foreign exchange revenue coupled with higher facility non-utilization fees and a number of one-off corporate loan restructuring fees;
•$7.1 million decrease in technology and communications costs due to the depreciation charges on the existing core banking system in the prior year continuing to outpace costs associated with the new technology projects; partially offset by
•$5.5 million increase in the provision for credit losses driven by the extension of a large, long-term government facility in the Cayman Islands as well as decreasing macroeconomic forecasts impacting future expected credit loss estimates; and
•$4.9 million increase in staff-related costs due to higher staff incentive accruals, costs associated with the departure of a senior executive that was recorded as a non-core item, other non-recurring severance costs and market salary adjustments.

Non-Core Items1

Non-core items resulted in expenses, net of gains, of $1.7 million in the year ended December 31, 2022 compared to expenses, net of gains, of $0.9 million in the prior year. Non-core items for the year included costs associated with the departure of a senior executive, residual professional fees incurred in relation to the resolved US Department of Justice inquiry, and costs associated with the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.

Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2022 COMPARED WITH DECEMBER 31, 2021
Total Assets
Total assets of the Bank were $14.3 billion at December 31, 2022, a decrease of $1.0 billion from December 31, 2021. The Bank maintained a highly liquid position at December 31, 2022, with its $8.8 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 61.3% of total assets, compared with 63.3% at December 31, 2021.
Loans Receivable
The loan portfolio totaled $5.1 billion at December 31, 2022, which was $0.1 billion lower than December 31, 2021 balances. The decrease was driven by the impact of the strengthening of the US dollar on GBP denominated balances, the early repayment of a number of commercial facilities, and partially offset by the extension of a government facility in the Cayman Islands.

The allowance for credit losses at December 31, 2022 totaled $25.0 million, a decrease of $3.1 million from $28.1 million at December 31, 2021. The movement was driven by a decrease in provisioned non-accrual loans, net paydowns and foreign exchange movements in the portfolio. This was partially offset by weaker forward-looking economic forecasts and the extension of a large, long-term government facility in the Cayman Islands.
The loan portfolio represented 35.6% of total assets at December 31, 2022 (December 31, 2021: 34.2%), while loans as a percentage of total deposits was 39.2% at December 31, 2022 (December 31, 2021: 37.8%). The increase in both ratios was attributable principally to a decrease in deposit balances at December 31, 2022 driven by the expected withdrawal of some pandemic-related deposits as well as the impact of the strengthening US dollar on non-US dollar denominated balances.
As of December 31, 2022, the Bank had gross non-accrual loans of $63.1 million, representing 1.2% of total gross loans, an increase of $2.0 million from $61.0 million, or 1.2% of total loans, at December 31, 2021. The increase in non-accrual loans was driven by a few well-secured residential mortgages in the Channel Islands and UK segment moving into non-accrual and partially offset by a number of Bermuda residential mortgages improving to current status.
Other real estate owned (“OREO”) increased by $0.1 million from December 31, 2021 to $0.8 million due to the foreclosure of three loans in the Bermuda and Channel Islands and UK segments and which was partially offset by the sale of three properties in the Bermuda and Channel Islands and UK segments.
Investment in Securities
The investment portfolio was $5.7 billion at December 31, 2022, down $0.5 billion from $6.2 billion at December 31, 2021. The movement was driven by the increase in total net unrealized losses on the available-for-sale portfolio that is carried at fair value and the reinvestment of paydowns into cash and cash equivalents in 2022.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield increased to 2.03% during the quarter ended December 31, 2022 from 1.94% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $220.2 million, compared with total net unrealized losses of $21.8 million at December 31, 2021, as a result of rising long-term US dollar interest rates. No credit losses have been noted as at December 31, 2022.
Deposits
Average deposits were $12.5 billion for the quarter ended December 31, 2022, a decrease of $0.5 billion compared to the previous quarter, while period end balances as at December 31, 2022 were $13.0 billion, a decrease of $0.9 billion compared to December 31, 2021.

Average Balance Sheet2

	For the three months ended
	December 31, 2022			September 30, 2022			December 31, 2021
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	2,538.4	18.0	2.81	2,818.4	10.0	1.40	3,316.3	0.3	0.03
Investment in securities	5,854.9	30.0	2.03	6,007.3	29.4	1.94	6,266.1	26.1	1.65
Available-for-sale	2,074.5	8.9	1.71	2,140.1	8.5	1.58	3,499.6	12.2	1.38
Held-to-maturity	3,780.3	21.1	2.21	3,867.3	20.9	2.14	2,766.5	13.9	1.99
Loans	5,039.8	73.5	5.79	5,123.1	65.3	5.05	5,185.4	54.6	4.18
Commercial	1,477.2	22.4	6.00	1,523.3	20.8	5.41	1,520.9	16.8	4.39
Consumer	3,562.6	51.2	5.70	3,599.8	44.5	4.90	3,664.5	37.8	4.09
Interest earning assets	13,433.0	121.5	3.59	13,948.9	104.6	2.98	14,767.7	81.0	2.17
Other assets	385.7			369.1			359.4
Total assets	13,818.7			14,317.9			15,127.2
Liabilities
Deposits	9,476.3	(24.5)	(1.02)	9,939.5	(11.1)	(0.44)	10,718.3	(4.0)	(0.15)
Securities sold under agreement to repurchase	2.2	—	(3.92)	—	—	—	—	—	—
Long-term debt	172.2	(2.4)	(5.53)	172.1	(2.4)	(5.53)	171.8	(2.4)	(5.54)
Interest bearing liabilities	9,650.7	(26.9)	(1.10)	10,111.7	(13.5)	(0.53)	10,890.1	(6.4)	(0.23)
Non-interest bearing current accounts	3,039.0			3,074.6			2,928.2
Other liabilities	254.2			256.2			277.5
Total liabilities	12,943.9			13,442.4			14,095.9
Shareholders’ equity	874.8			875.5			1,031.3
Total liabilities and shareholders’ equity	13,818.7			14,317.9			15,127.2
Non-interest bearing funds net of non-interest earning assets (free balance)	3,782.3			3,837.2			3,877.6
Net interest margin		94.6	2.79		91.2	2.59		74.5	2.00
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $106.2 billion and $32.2 billion, respectively, at December 31, 2022, while assets under management were $5.0 billion at December 31, 2022. This compares with $106.4 billion, $36.8 billion and $5.5 billion, respectively, at December 31, 2021.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net income	63.1	57.4	41.7	214.0	162.7
Non-core items
Non-core (gains) losses
Gain on disposal of Visa Inc. Class B shares	—	—	—	—	(0.9)
Total non-core (gains) losses	—	—	—	—	(0.9)
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	—	1.0	1.5
Tax compliance review costs	0.1	0.2	0.1	0.4	0.2
Settlement of client related tax inquiry	—	—	—	0.2	0.1
Total non-core expenses	0.1	0.2	0.1	1.7	1.8
Total non-core items	0.1	0.2	0.1	1.7	0.9
Core net income	63.2	57.6	41.7	215.7	163.6

Average common equity	791.2	799.0	965.2	833.2	965.7
Less: average goodwill and intangible assets	(73.4)	(75.1)	(86.6)	(78.5)	(90.0)
Average tangible common equity	717.8	723.9	878.5	754.7	875.8
Core earnings per share fully diluted	1.27	1.16	0.84	4.33	3.28
Return on common equity	31.6%	28.5%	17.1%	25.7%	16.8%
Core return on average tangible common equity	34.9%	31.6%	18.8%	28.6%	18.7%

Shareholders' equity	864.8	754.9	977.5	864.8	977.5
Less: goodwill and intangible assets	(74.4)	(71.9)	(86.1)	(74.4)	(86.1)
Tangible common equity	790.4	683.0	891.4	790.4	891.4
Basic participating shares outstanding (in millions)	49.7	49.6	49.3	49.7	49.3
Tangible book value per common share	15.92	13.76	18.08	15.92	18.08

Non-interest expenses	84.7	82.0	83.8	331.6	333.9
Less: non-core expenses	(0.1)	(0.2)	(0.1)	(1.7)	(1.8)
Less: amortization of intangibles	(1.4)	(1.4)	(1.5)	(5.7)	(6.0)
Core non-interest expenses before amortization of intangibles	83.1	80.4	82.2	324.2	326.1
Core revenue before other gains and losses and provision for credit losses	149.5	141.1	127.2	550.2	497.9
Core efficiency ratio	55.6%	57.0%	64.7%	58.9%	65.5%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, February 14, 2023 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-ALL

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com